UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
August 5, 2026
Date of Report (Date of earliest event reported)

CRITEO S.A.
(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg	001-36153	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5 Place de la Gare,	L-1616	Luxembourg	L-1616
Grand Duchy of Luxembourg
(Address of principal executive offices)			(Zip Code)
+352 27866850
Registrant’s telephone number, including area code
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value €0.025 per share	CRTO	Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

ITEM 1.01	Entry into a Material Definitive Agreement.
On August 5, 2026, Criteo S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Lux Criteo”), entered into the Agreement and Plan of Merger (the “Merger Agreement”) and the Common Draft Terms of Cross-Border Merger (the “Draft Terms”), in each case, with Criteo Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Lux Criteo (“U.S. Criteo”), pursuant to which, on the terms and subject to the conditions set forth therein, Lux Criteo will merge with and into U.S. Criteo (the “U.S. Merger”), with U.S. Criteo surviving the U.S. Merger.
Pursuant to the Merger Agreement and the Draft Terms, in connection with the U.S. Merger, at 12:00:01 a.m., New York City time, on January 1, 2027, unless another date or time or place is agreed to by the respective boards of directors of Lux Criteo and U.S. Criteo or their respective duly appointed representatives (the “Effective Time”):
(A)Lux Criteo will be merged with and into U.S. Criteo, whereupon Lux Criteo will cease to exist by way of dissolution without liquidation, and U.S. Criteo will continue as the surviving corporation;
(B)all of the assets, property, rights, privileges, powers and franchises of Lux Criteo immediately before the Effective Time will vest in, and become the assets, property, rights, privileges, powers and franchises of, U.S. Criteo as the surviving corporation;
(C)the debts, liabilities and duties of Lux Criteo will become the debts, liabilities and duties of U.S. Criteo as the surviving corporation;
(D)each ordinary share of Lux Criteo issued and outstanding immediately prior to the Effective Time (other than any shares held in treasury of Lux Criteo (the “Treasury Shares”)) will automatically be cancelled, and U.S. Criteo will issue the holder thereof in exchange therefor shares of its common stock on a one-to-one basis, in each case without interest and net of any applicable withholding taxes;
(E)the Treasury Shares and the shares of common stock of U.S. Criteo issued and outstanding immediately prior to the Effective Time (all of which are held by Lux Criteo) will be cancelled;
(F)each right and obligation under the equity-based benefit and compensation plans and programs, grant letters and agreements of Lux Criteo providing for the grant or award of warrants, time-based restricted stock units or performance-based restricted stock units, including the Amended and Restated 2015 Time-Based Restricted Stock Units Plan and the Amended and Restated 2015 Performance-Based Restricted Stock Units Plan, will be assumed by U.S. Criteo as the surviving corporation and will be converted into a corresponding equity award with respect to common stock of U.S. Criteo as the surviving corporation on a one-to-one basis;
(G)the certificate of incorporation and the bylaws of U.S. Criteo as the surviving corporation will be amended and restated in their entirety; and
(H)the directors and officers of Lux Criteo immediately prior to the Effective Time, from and after the Effective Time, will be the directors and officers of U.S. Criteo as the surviving corporation, respectively, and will hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.
Under the Merger Agreement and the Draft Terms, the U.S. Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver by the respective boards of directors of Lux Criteo and U.S. Criteo or their respective duly appointed representatives of the following conditions:
▪approval by the requisite vote of shareholders;
▪the Registration Statement on Form S-4 that includes a proxy statement / prospectus becoming effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending its effectiveness being in effect;

▪no applicable law or order making the U.S. Merger or related transactions illegal or injunction preventing its consummation is in effect, and neither Lux Criteo nor U.S. Criteo being subject to any decree, order or injunction that prohibits the consummation of the Merger or related transactions;
▪the common stock of U.S. Criteo being approved for listing on a nationally recognized U.S. securities exchange mutually selected by Lux Criteo and U.S. Criteo, subject to any applicable official notice of issuance; and
▪other than the filing of the certificate of merger and enactment of the acknowledgment (constat) deed by a Luxembourg notary acknowledging the satisfaction or waiver of the conditions precedent to the Merger, all material consents and authorizations of, filings or registrations with, and notices to, any governmental or regulatory authority required to consummate the Merger, having been obtained or made.
Lux Criteo and U.S. Criteo may mutually decide to terminate the Merger Agreement and abandon the Merger at any time prior to the Effective Time.
The foregoing description of the Merger Agreement and the Draft Terms, and of the transactions contemplated thereby, does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement and the Draft Terms, which are attached hereto as Exhibit 2.1 and Exhibit 2.2, respectively, and are each incorporated by reference herein

ITEM 8.01	Other Events.
On August 5, 2026, U.S. Criteo filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the Merger.
Disclaimers.
Forward-Looking Statements
This report contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to the U.S. Merger and our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the U.S. Merger; failure to satisfy any of the other conditions to the U.S. Merger; the U.S. Merger not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the U.S. Merger; failure to list our common stock on NYSE following the U.S. Merger or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the U.S. Merger; the disruption of current plans and operations; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Lux Criteo or U.S. Criteo, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the U.S. Merger; difficulty in adapting to operating under the laws of Luxembourg or the United States; the delay or abandonment of the U.S. Merger; costs or taxes related to the U.S. Merger; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Lux Criteo’s and U.S. Criteo’s filings with the SEC and reports, including Lux Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as amended, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 filed by U.S. Criteo in connection with the U.S. Merger, as well as future filings and reports by Lux Criteo and U.S. Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information and Where to Find It
In connection with the U.S. Merger, U.S. Criteo filed a Registration Statement on Form S-4 with the SEC that includes a preliminary proxy statement for a special meeting of Lux Criteo’s shareholders to approve the U.S. Merger and related proposals and also constitutes a preliminary prospectus of U.S. Criteo. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Lux Criteo’s shareholders as of the record date established for voting on the U.S. Merger and related proposals as will be set forth in the proxy statement / prospectus. Lux Criteo and U.S. Criteo may also file other relevant documents with the SEC regarding the U.S. Merger. This report is not a substitute for the Registration Statement on Form S-4, the proxy statement / prospectus or any other document that Lux Criteo or U.S. Criteo may file with the SEC with respect to the U.S. Merger (in each case, if and when available). The definitive proxy statement / prospectus will be made available to Lux Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUX CRITEO, U.S. CRITEO AND THE U.S. MERGER.
Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Lux Criteo, U.S. Criteo and the U.S. Merger, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Lux Criteo are made available free of charge on Lux Criteo’s investor relations website at criteo.investorroom.com.
No Offer or Solicitation
This report is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the U.S. Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation
Lux Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Lux Criteo’s shareholders in connection with the U.S. Merger. Information about Lux Criteo’s directors and executive officers is set forth in the proxy statement for Lux Criteo’s 2026 Annual Meeting of Shareholders, which was filed with the SEC on May 8, 2026. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the U.S. Merger to be filed with the SEC if and when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It” if and when they become available.

ITEM 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2026, by and between Criteo S.A. and Criteo Holdings, Inc.

2.2	Common Draft Terms of Cross-Border Merger, dated as of August 5, 2026, by and between Criteo S.A. and Criteo Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Criteo S.A.

Date: August 5, 2026	By:	/s/ Richard van 't Hof
	Name:	Richard van 't Hof
	Title:	Daily Manager and Authorized Signatory

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and between
CRITEO
and
CRITEO HOLDINGS, INC.
dated as of
August 5, 2026

TABLE OF CONTENTS

	Page

ARTICLE I

MERGER

Section 1.1	The Merger	2
Section 1.2	Governing Documents	2
Section 1.3	Officers and Directors	3

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1	Treatment of Ordinary Shares.	3
Section 2.2	Direct Registration of Common Stock.	3
Section 2.3	Treatment of Lux Criteo Equity Awards	4
Section 2.4	Withholding	4

ARTICLE III

FRENCH TAX MATTERS

Section 3.1	French corporate income tax	5
Section 3.2	French tax consolidation group	7
Section 3.3	French registration duties	7
Section 3.4	French VAT	7
Section 3.5	Other Taxes	8

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LUX CRITEO

Section 4.1	Qualification, Organization, Subsidiaries, etc.	8
Section 4.2	Capitalization	8
Section 4.3	Corporate Authority Relative to this Agreement; No Violation	9
Section 4.4	Finders and Brokers	9
Section 4.5	Taxes	9

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF U.S. CRITEO

Section 5.1	Qualification, Organization, etc	9
Section 5.2	Capitalization	10
i

ii

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Common Draft Terms of Cross-Border Merger
Exhibit B	Form of Amended and Restated Certificate of Incorporation
Exhibit C	Form of Amended and Restated Bylaws
Exhibit D	Form of Omnibus U.S. Equity Incentive Plan
iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 5, 2026, is by and between Criteo, a public limited liability company (société anonyme), organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg (such registered office to be transferred to 5 Place de la Gare, L-1616 Luxembourg, Grand Duchy of Luxembourg with effect as of the registration of Lux Criteo (as defined below) with the RCS), and in the process of registering with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) (“Lux Criteo”), and Criteo Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Lux Criteo (“U.S. Criteo”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement. Lux Criteo and U.S. Criteo are sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, concurrently herewith, Lux Criteo and U.S. Criteo entered into the Common Draft Terms of Cross-Border Merger, a copy of which is attached hereto as Exhibit A (the “Draft Terms”);
WHEREAS, it is proposed that the Parties effect the absorption of Lux Criteo by U.S. Criteo through the cross-border merger of Lux Criteo with and into U.S. Criteo, with U.S. Criteo surviving;
WHEREAS, the board of directors of each Party has (a) determined that this Agreement and the Draft Terms are advisable and fair to, and in the best interests of, its respective stockholder(s), (b) approved this Agreement and the Draft Terms, and (c) recommended to its respective shareholders and stockholder the approval and adoption of this Agreement and the Draft Terms and the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”);
WHEREAS, the Parties intend that: (a) for United States federal and applicable state and local income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, to which each of the Parties are parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Section 1.368-2(g) of the Treasury Regulations promulgated thereunder; and (b) for French tax purposes, the Merger will benefit from (i) the favorable corporate income tax merger regime provided for by Article 210 A of the French Tax Code, (ii) the transfer tax regime applying to mergers pursuant to Article 816 of the French Tax Code, (iii) the rollover regime provided for by Articles 38-7 bis and 150-0 B of the French Tax Code, (iv) the regime provided for by Article 115-1 and 121 of the French Tax Code, (v) the VAT regime provided for by Article 257 bis of the French Tax Code and (vi) the benefit of Article 223 S of the French Tax Code (collectively, the “Intended Tax Treatment”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also prescribe various conditions to the Transactions.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:
ARTICLE I
MERGER
Section 1.1    The Merger.
(a)    Upon the terms and subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement and the Draft Terms, and in accordance with the applicable provisions of the Luxembourg Companies Law and the DGCL, at the Effective Time, Lux Criteo shall be merged with and into U.S. Criteo (the “Merger”), whereupon Lux Criteo shall cease to exist by way of dissolution without liquidation, and U.S. Criteo shall continue as the surviving corporation (the “Surviving Corporation”), such that following the Merger, the Surviving Corporation shall be a Delaware corporation. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, the Draft Terms and the applicable provisions of the DGCL and the Luxembourg Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) all of the assets, property, rights, privileges, powers and franchises of Lux Criteo immediately before the Effective Time shall vest in, and become the assets, property, privileges, powers and franchises of, the Surviving Corporation, and (ii) the debts, liabilities and duties of Lux Criteo shall become the debts, liabilities and duties of the Surviving Corporation.
(b)    The Merger shall become effective between the Parties at 12:00:01 a.m., New York City time, on January 1, 2027, unless another date or time or place is agreed to by the respective board of directors of each Party or its duly appointed representative(s) (the time and date on which the Merger takes effect are referred to herein as the “Effective Time” and “Closing Date,” respectively), subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the Conditions in accordance with Article VII.
(c)    On or prior to December 31, 2026, unless another date is agreed to by the respective board of directors of each Party or its duly appointed representative(s), the Parties shall cause a certificate of merger or a certificate of ownership and merger with respect to the Merger, as applicable (the “Certificate of Merger”), to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and make any other filings, recordings, confirmations or publications required to be made by the Parties under the DGCL or the Luxembourg Companies Law in connection with the Merger to be effective at the Effective Time.

Section 1.2    Governing Documents. At the Effective Time, the certificate of incorporation and the bylaws of U.S. Criteo shall be amended and restated in their entirety to read substantially in the forms attached hereto as Exhibit B (the “A&R Certificate”) and Exhibit C (the “A&R Bylaws”), respectively, and, as so amended and restated, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein and under the DGCL.
Section 1.3    Officers and Directors. The directors of Lux Criteo immediately prior to the Effective Time shall be all of the directors of the Surviving Corporation at and immediately following the Effective Time, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal. The officers of Lux Criteo immediately prior to the Effective Time shall be all of the officers of the Surviving Corporation at and immediately following the Effective Time, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.
ARTICLE II
TREATMENT OF SECURITIES
Section 2.1    Treatment of Ordinary Shares.
(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Lux Criteo or of U.S. Criteo, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Treasury Shares) shall automatically be cancelled, and U.S. Criteo shall issue the holder thereof in exchange therefor validly issued, fully paid and non-assessable shares of Common Stock on a one-to-one basis, in each case without interest and net of any applicable withholding Taxes, subject to the provisions of this Article II. From and after the Effective Time, all such Ordinary Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Ordinary Shares (other than any Treasury Shares) shall cease to have any rights with respect thereto, except for the right to receive shares of Common Stock in accordance with this Section 2.1(a).
(b)    At the Effective Time, each (i) Ordinary Share issued and outstanding immediately prior to the Effective Time that is held in treasury by Lux Criteo (the “Treasury Shares”) and (ii) shares of Common Stock issued and outstanding immediately prior to the Effective Time (all of which are held by Lux Criteo) shall be cancelled by virtue of and simultaneously with the Merger and shall cease to exist.
Section 2.2    Direct Registration of Common Stock.
(a)    At the Effective Time, (i) record ownership of the Common Stock into which the issued and outstanding Ordinary Shares were exchanged in accordance with Section 2.1 shall, except as provided in clause (ii), be kept in uncertificated, book entry form by the Surviving Corporation’s transfer agent, and (ii) any certificate representing such Ordinary Shares shall automatically represent the same numbers of shares of Common Stock.
(b)    At the Effective Time, the stock transfer books of Lux Criteo shall be closed and from and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Ordinary Shares that were outstanding immediately prior to the Effective Time.
Section 2.3    Treatment of Lux Criteo Equity Awards.
(a)    At the Effective Time, each right and obligation under the equity-based benefit and compensation plans and programs, grant letters and agreements of Lux Criteo providing for the grant or award of warrants, time-based restricted stock units or performance-based restricted stock units (collectively, the “Equity Plans”), including the Amended and Restated 2015 Time-Based Restricted Stock Units Plan and the Amended and Restated 2015 Performance-Based Restricted Stock Units Plan, shall be assumed by the Surviving Corporation and shall be converted into a corresponding equity award with respect to Common Stock on a one-to-one basis.
(b)    At the Effective Time, each of the Equity Plans shall be assumed by the Surviving Corporation, and the outstanding awards or benefits available under the terms of the Equity Plans at and following the Effective Time shall, to the extent permitted by law and otherwise reasonably practicable, be exercisable, payable, issuable or available upon the same terms and conditions as under such Equity Plans, and the agreements relating thereto immediately prior to the Effective Time (including, for greater certainty, having the same option exercise or measurement price) except that all references to the Company, Lux Criteo or French Criteo in the Equity Plans shall be references to the Surviving Corporation.
(c)    At the Effective Time, subject to the receipt of any requisite approval by the shareholders of Lux Criteo as may be required by the Exchange, the Surviving Corporation shall adopt an omnibus U.S. equity incentive plan substantially in the form attached hereto as Exhibit D (the “U.S. Omnibus Plan”). Upon the U.S. Omnibus Plan becoming effective, the U.S. Omnibus Plan shall be the sole stockholder-approved vehicle for the grant of equity-based awards and the Equity Plans shall no longer be used for the grant of equity-based awards; provided that outstanding equity awards as of the Effective Time shall remain outstanding and shall be treated as set forth herein.
(d)    As soon as reasonably practicable following the Effective Time, the Surviving Corporation shall file with the SEC post-effective amendments to Lux Criteo’s Registration Statements on Form S-8 and a Registration Statement on Form S-8 covering the securities issuable pursuant to equity awards granted under the Equity Plans and the U.S. Omnibus Plan, respectively.
Section 2.4    Withholding. Lux Criteo and U.S. Criteo shall be entitled to deduct and withhold from any payments made pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such amounts under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and remitted to the proper Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE III
FRENCH TAX MATTERS
Section 3.1    French corporate income tax.
(a)    The Merger, being an operation whereby Lux Criteo, on being dissolved without going into liquidation, transfers all its assets and liabilities to U.S. Criteo in exchange for the issue to its shareholders of securities representing the capital of U.S. Criteo, will qualify as a merger in accordance with the provisions of Article 210-0 A of the French Tax Code.
(b)    Prior to the date hereof, U.S. Criteo has established a branch in France and shall maintain until the Effective Time such branch, to which the assets and liabilities Lux Criteo holds through its own French branch shall be allocated for income tax purposes as a result of the Merger, and each of U.S. Criteo and Lux Criteo shall cooperate with respect thereto. U.S. Criteo represents to Lux Criteo that its French branch is subject to corporate income tax in France since its establishment, and Lux Criteo represents to U.S. Criteo that its French branch is subject to corporate income tax in France since its establishment.
(c)    U.S. Criteo and Lux Criteo each agree to carry out the Merger, which involves two entities having French branches subject to French corporate income tax, for French tax purposes under the preferential tax regime set out in Articles 210 A et seq. of the French Tax Code, and U.S. Criteo and Lux Criteo each agree to undertake the requirements of Articles 210 A et seq. of the French Tax Code. Without limiting the foregoing, U.S. Criteo, acting through its French branch, shall fulfill all applicable conditions provided by Articles 210 A and 210 C, 2 of the French Tax Code, including:
i.record for French tax purposes, as from the Effective Time , in the balance sheet of the French branch, all the assets and liabilities received in the Merger and which Lux Criteo previously held through its French branch, along with all the off-balance undertakings of Lux Criteo’s French branch that will be transferred to U.S. Criteo;
ii.record as liabilities in the balance of the French branch:
a.the provisions or reserves recorded by Lux Criteo’s French branch and subject to deferred taxation and which do not become irrelevant by virtue of the Merger, and

b.as may be applicable, the special reserve in which Lux Criteo (as regards its French branch) recorded the long-term capital gains previously subject to the reduced rate of 10%, 15%, 18%, 19% or 25%, as well as the reserve in which the provisions for price fluctuations were recorded in application of the sixth paragraph of point 5° of paragraph 1 of Article 39 of the French Tax Code;
iii.substitute itself for Lux Criteo’s French branch with respect to the recapture of any income relating to the transferred assets the taxation of which has been deferred at the level of Lux Criteo’s French branch;
iv.compute the capital gains realized by the French branch after completion of the Merger upon the transfer of the non-depreciable fixed assets which are contributed to it in the Merger by reference to the fiscal value which they had in the balance sheet of Lux Criteo’s French branch;
v.add back to the taxable income of the French branch the capital gains generated by the contribution of depreciable assets by Lux Criteo’s French branch, under the conditions set forth in Article 210 A, 3, d of the French Tax Code, including (x) the recapture of capital gains ratably over a period of fifteen years for buildings and rights relating to buildings, as well as for plantations and land improvements depreciable over a period at least equal to this duration in other cases, and (y) the recapture of other capital gains ratably over a period of five years. When the total of the net capital gains on buildings, plantations and land improvements exceeds 90% of the overall net capital gain on depreciable items, the recapture of the capital gains relating to buildings, plantations and land improvements is carried out ratably over a period equal to the weighted average depreciation period of these assets. This undertaking includes the obligation to tax immediately, if and when one of the transferred depreciable assets is disposed of, the portion of the capital gains related to this asset which may not yet have been recaptured at the date of said disposal. In return, subsequent depreciation and capital gains relating to depreciable items are calculated on the basis of the value attributed to them at the time of the contribution; and
vi.either record in the balance sheet of its French branch items other than fixed assets at the value they had, for tax purposes, in the accounts of Lux Criteo’s French branch or, failing that, include in its taxable income for the financial year of the Merger the profit corresponding to the difference between the new value of these items and the value they had, for tax purposes, in the books of the Lux Criteo’s French branch.
(d)    U.S. Criteo, acting through its French branch, shall, to the extent applicable, (i) file within 45 days as from the publication of the Merger, a statement of discontinuance of business in accordance with Article 201 of the French Tax Code, (ii) file within 60 days of the same date a tax return pursuant to Article 201, 3 of the French Tax Code, together with a statement of the tax values of the contributed assets benefiting from a tax deferral, provided by Article 54 septies I of the French Tax Code and Article 38 quindecies of Appendix III to the French Tax Code, drawn up according to the model provided by the French tax authorities, and (iii) comply with all filing formalities, including those of Article 54 septies I of the French Tax Code (as regards the “Etat de suivi des plus-values”) and relating to the items listed in Article 38 quindecies of Appendix III to the French Tax Code, and of Article 54 septies II of the French Tax Code regarding the maintaining of a specific registry pertaining to capital gains on non-depreciable assets benefitting from a rollover regime.
(e)    Pursuant to Article 210-0 A, IV of the French Tax Code and in compliance with the provisions of Article 46 quater-0 ZS ter of Appendix III to the French Tax Code, the specific return required to assess the reasons and consequences of the Merger will have to be filed by the Parties within the same timeframe as the tax return mentioned in paragraph (d) above.
Section 3.2    French tax consolidation group. Each Party represents to the other that Lux Criteo’s French branch is the parent entity of a French tax consolidation group and that U.S. Criteo’s French branch is included in such French tax consolidation since January 1, 2026. Consequently, pursuant to Article 223 S of the French Tax Code, the Merger will not trigger the termination of the existing French tax consolidation group. Such French tax consolidation group, currently headed by Lux Criteo (through its French branch), will remain in place, with U.S. Criteo becoming the head of such group, through its French branch.
Section 3.3    French registration duties. The parties declare that the Merger will be subject to the favorable regime provided by Articles 816 of the French Tax Code and 301-B of Appendix II to the French Tax Code. As a result, the contribution resulting from the Merger will be registered within the month of its date of completion without any registration fee in accordance with Article 816 of the French Tax Code.
Section 3.4    French VAT. Each Party represents to the other that the Merger entails the contribution of a totality of assets (universalité de biens) between persons subject to VAT as defined by Article 257 bis of the French Tax Code. As a result, for VAT purposes, U.S. Criteo, through its French branch, will be treated as continuing the person of Lux Criteo’s French branch and will replace Lux Criteo’s French branch in all its rights and obligations. Therefore, pursuant to Article 257 bis of the French Tax Code, the Merger will not be a taxable event for VAT purposes. Lux Criteo’s French branch will transfer to U.S. Criteo’s French branch any VAT credit available at the Effective Time. U.S. Criteo’s French branch will, as the case may be, carry out the VAT deduction right adjustments provided under Articles 206 and 207 of Appendix II to the French Tax Code that would have been made by Lux Criteo’s French branch had it continued its operation of the assets and liabilities transferred. Pursuant to Article 287-5. c) of the French Tax Code, U.S. Criteo’s French branch will include the total amount (net of tax) of the contribution under the Merger on the line “Other non-taxable transactions” of its next VAT return following the Effective Time.
Section 3.5    Other Taxes. With respect to all other taxes, imposts, duties or other charges of any nature whatsoever, U.S. Criteo’s French branch will succeed to the rights and obligations of Lux Criteo’s French branch. In particular, U.S. Criteo’s French branch shall replace Lux Criteo’s French branch in its entirety with respect to (i) the payment of any such taxes or charges and (ii) the filing of any tax returns relating to the computation and the payment of any taxes for which Lux Criteo’s French branch remains liable on or prior to the Effective Time. U.S. Criteo’s French branch will benefit or will assume any tax undertakings that may have been previously entered into by Lux Criteo’s French branch in connection with previous transactions that benefited from a favorable tax regime, including without limitation in respect of registration fees, corporate income tax and/or VAT. As from the Effective Time, U.S. Criteo’s French branch shall assume and substitute itself for Lux Criteo’s French branch for the performance of all the tax undertakings and tax obligations related to the assets and liabilities transferred in the Merger.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF LUX CRITEO
Except as disclosed in the SEC Documents and publicly available prior to the date hereof (but excluding, in each case, any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section or any other disclosures included therein to the extent they are predictive or forward-looking in nature), Lux Criteo represents and warrants to U.S. Criteo as follows.
Section 4.1    Qualification, Organization, Subsidiaries, etc. Lux Criteo and each of its Subsidiaries is a legal entity duly organized or incorporated, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Lux Criteo and each of its Subsidiaries is qualified to do business and, where relevant, is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.2    Capitalization. All the outstanding Ordinary Shares are, and all Ordinary Shares reserved for issuance under outstanding equity compensation awards shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable.

Section 4.3    Corporate Authority Relative to this Agreement; No Violation.
(a)    Lux Criteo has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Shareholder Approval and the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement and the Draft Terms, to consummate the Transactions. The execution and delivery of this Agreement and the Draft Terms and the consummation of the Transactions have been duly and validly authorized by the board of directors of Lux Criteo. This Agreement has been duly and validly executed and delivered by Lux Criteo and, assuming this Agreement constitutes the valid and binding agreement of U.S. Criteo, constitutes the valid and binding agreement of Lux Criteo, enforceable against Lux Criteo in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity (the “Bankruptcy and Equity Exceptions”).
(b)    Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the Luxembourg Companies Law and (v) any applicable requirements of the Exchange, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Lux Criteo of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.4    Finders and Brokers. Neither Lux Criteo nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions.
Section 4.5    Taxes. Neither Lux Criteo nor any of its Subsidiaries has taken any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF U.S. CRITEO
Except as disclosed in the SEC Documents and publicly available prior to the date hereof (but excluding, in each case, any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section or any other disclosures included therein to the extent they are predictive or forward-looking in nature), U.S. Criteo represents and warrants to Lux Criteo as follows.
Section 5.1    Qualification, Organization, etc. U.S. Criteo is a legal entity duly organized or incorporated, validly existing and, where relevant, in good standing under the Laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. U.S. Criteo is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. U.S. Criteo does not have any Subsidiaries.
Section 5.2    Capitalization. All the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.
Section 5.3    Corporate Authority Relative to this Agreement; No Violation.
(a)    U.S. Criteo has all requisite corporate power and authority to enter into this Agreement and, subject to approval and adoption by Lux Criteo in its capacity as the sole stockholder of U.S. Criteo and the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement and the Draft Terms, to consummate the Transactions. The execution and delivery of this Agreement and the Draft Terms and the consummation of the Transactions have been duly and validly authorized by the board of directors of U.S. Criteo. This Agreement has been duly and validly executed and delivered by U.S. Criteo and, assuming this Agreement constitutes the valid and binding agreement of Lux Criteo, constitutes the valid and binding agreement of U.S. Criteo, enforceable against U.S. Criteo in accordance with its terms, except as may be limited by Bankruptcy and Equity Exceptions.
(b)    Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the Luxembourg Companies Law and (v) any applicable requirements of the Exchange, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by U.S. Criteo of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 5.4    Taxes. U.S. Criteo has not taken any action, nor to the knowledge of U.S. Criteo are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
ARTICLE VI
ADDITIONAL AGREEMENTS
Section 6.1    Tax Matters. The Parties (i) hereby agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that the Merger qualify for the Intended Tax Treatment, (ii) shall not, and shall not permit or cause any of their Subsidiaries to, knowingly take any action, or fail to take any action, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment, and (iii) shall not take any position inconsistent with (whether in audits, Tax returns or otherwise) such treatment unless required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code).

Section 6.2    Director and Officer Resignations. U.S. Criteo shall cause to be delivered to Lux Criteo prior to the Closing Date resignations executed by each director and officer of U.S. Criteo in office as of immediately prior to the Effective Time and effective upon the Effective Time. For the avoidance of doubt, the directors and officers of U.S. Criteo in office as of immediately prior to the Effective Time shall not be prevented from serving as directors and officers of the Surviving Corporation following the Effective Time, and the Surviving Corporation, in its discretion and in accordance with the A&R Certificate and A&R Bylaws, may appoint such Persons as directors and officers following the Effective Time, and any such Person who is a director or officer of Lux Criteo as of immediately prior to the Effective Time shall continue to hold the applicable office of the Surviving Corporation as set forth in Section 1.3.
Section 6.3    Further Assurances and Closing Conditions. Each of the Parties shall use its commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the Transactions and (b) cause the conditions set forth in Article VII to be satisfied as soon as reasonably practicable after the date of this Agreement.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 7.1    Conditions to Each Party’s Obligations to Effect the Merger. The obligations of Lux Criteo and U.S. Criteo to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the respective board of directors of each Party or its duly appointed representative(s) as of 12:00:00 p.m., Luxembourg time, on December 31, 2026, unless another date or time is agreed to by the respective board of directors of each Party or its duly appointed representative(s) (the time and date on which the Conditions are satisfied or waived are referred to herein as the “Condition Completion Time” and “Condition Completion Date,” respectively), each of the following conditions (collectively, the “Conditions”), provided that the satisfaction or waiver of the Conditions shall be confirmed by or on behalf of the board of directors of Lux Criteo or its duly appointed representative(s) or the directeur général (chief executive officer) of Lux Criteo at or after the Condition Completion Time (and in any event no later than at the Effective Time), and such confirmation shall be further recorded in an acknowledgment (constat) deed enacted by a Luxembourg notary on the Condition Completion Date (and in any event no later than on the Closing Date) (the “Constat Deed”):
(a)    Stockholder Approval. The (i) Shareholder Approval shall have been obtained and (ii) Lux Criteo in its capacity as the sole stockholder of U.S. Criteo shall have approved and adopted this Agreement, the Draft Terms and the Transactions;
(b)    Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect at the Condition Completion Time and no proceeding to that effect shall have been commenced or threatened that has not been withdrawn at the Condition Completion Time;

(c)    Adverse Laws or Orders. At the Condition Completion Time, no Adverse Law or Order shall have occurred or be in effect, and neither of the Parties shall be subject to any decree, order or injunction that prohibits the consummation of the Transactions;
(d)    Listing. The Common Stock to be issued in the Merger shall have been approved for listing on an Exchange, subject to any applicable official notice of issuance; and
(e)    Authorization. Other than the filing of the Certificate of Merger and the enactment of the Constat Deed, all material consents and authorizations of, filings or registrations with, and notices to, any Governmental Entity required for the effectiveness of the Merger have been obtained or made.
ARTICLE VIII
TERMINATION
Section 8.1    Termination. This Agreement may be terminated and any of the Transactions may be abandoned by mutual written consent of Lux Criteo and U.S. Criteo.
Section 8.2    Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become null and void, and there shall be no liability on the part of any Party, except that the last sentence of this Section 8.2, Section 9.3 through Section 9.13 shall survive such termination.
ARTICLE IX
MISCELLANEOUS
Section 9.1    Amendment and Modification; Waiver.
(a)    Subject to applicable Law, this Agreement may be amended, modified and supplemented by written agreement of the Parties. This Agreement may not be amended, modified and supplemented except by an instrument in writing signed on behalf of each of the Parties.
(b)    At any time and from time to time prior to the Effective Time, either Lux Criteo, on one hand, or U.S. Criteo, on the other hand, may, to the extent legally permitted and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties made by the other Party, or (iii) waive compliance with any of the agreements by the other Party.
Section 9.2    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This

Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
Section 9.3    Expenses. Except as otherwise expressly provided in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses.
Section 9.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), delivered through electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service (notice shall be deemed to be given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Lux Criteo, to:

Criteo S.A.
5 Place de la Gare, L-1616 Luxembourg
Grand Duchy of Luxembourg

Attention:	Richard van t Hof
Email: ****

Attention: Ryan Damon, Chief Legal and Transformation Officer
Email: ****

Attention: Olivia Homo, SVP, Head of Legal and Assistant Corporate Secretary
Email: ****

Attention: Tracy Blauweiss Meer, Associate General Counsel – Head of Corporate Legal
Email: ****

if to U.S. Criteo, to:

Criteo Holdings, Inc.
387 Park Ave South, 12th Floor
New York, NY 10016

Attention:	Ryan Damon
Email:	****

Attention: Olivia Homo, SVP, Head of Legal and Assistant Corporate Secretary

Email: ****

Attention: Tracy Blauweiss Meer, Associate General Counsel – Head of Corporate Legal
Email: ****

in each case, with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

Attention:	Thaddeus P. Hartmann and Arash Attar-Rezvani
Email:	****

and

Loyens & Loeff Luxembourg SARL
18-20, rue Edward Steichen
L-2540 Luxembourg
Grand Duchy of Luxembourg

Attention:	Frédéric Franckx
Email:	****
Section 9.5    Definitions. For the purposes of this Agreement, the term:
“A&R Certificate” has the meaning set forth in Section 1.2.
“A&R Bylaws” has the meaning set forth in Section 1.2.
“Adverse Law or Order” means (i) any statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions, or (ii) there shall be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Transactions.
“Agreement” has the meaning set forth in the preamble of this Agreement.
“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 4.3(a).
“Certificate of Merger” has the meaning set forth in Section 1.1(c).
“Closing Date” has the meaning set forth in Section 1.1(b).
“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means common stock, par value $0.01 per share, of U.S. Criteo or the Surviving Corporation, as the case may be.
“Conditions” has the meaning set forth in Section 7.1.
“Condition Completion Date” has the meaning set forth in Section 7.1.
“Condition Completion Time” has the meaning set forth in Section 7.1.
“Constat Deed” has the meaning set forth in Section 7.1.
“DGCL” means the General Corporation Law of the State of Delaware.
“Draft Terms” has the meaning set forth in the recitals of this Agreement.
“Effective Time” has the meaning set forth in Section 1.1(b).
“Equity Plans” has the meaning set forth in Section 2.3(a).
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Exchange” means a nationally recognized U.S. securities exchange mutually selected by the Parties for the listing of the Common Stock.
“French Criteo” means Criteo S.A., a public limited liability company (société anonyme), incorporated and having existed under the laws of the Republic of France, prior to its cross-border conversion, without having been dissolved, wound up or placed into liquidation, to Lux Criteo.
“French Tax Code” means the French Code général des impôts.
“Form S-4” means a registration statement on Form S-4 to be filed with the SEC by U.S. Criteo (and any amendments thereto) in connection with the offer and issuance of the Common Stock to be issued pursuant to the Merger.
“Governmental Entity” means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.
“Intended Tax Treatment” has the meaning set forth in the recitals of this Agreement.
“Law” means any federal, state, local or foreign law (including common law), statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lux Criteo” has the meaning set forth in the recitals of this Agreement.
“Luxembourg Companies Law” means the Luxembourg Law of August 10, 1915 on commercial companies, as amended.
“Material Adverse Effect” means, with respect to a Party, any change, effect, event or development that is materially adverse to the assets, properties, liabilities, financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole, or that would prevent, materially impede or materially delay the ability of such Party to consummate the Transactions.
“Merger” has the meaning set forth in Section 1.1(a).
“Ordinary Shares” means ordinary shares in registered form, with nominal value of EUR 0.025 per share, of Lux Criteo.
“Party” and “Parties” have the meanings set forth in the preamble of this Agreement.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
“SEC Documents” means all reports, schedules, statements and other documents filed or furnished by Lux Criteo or any of its predecessors, including French Criteo, or U.S. Criteo under the Securities Act or the Exchange Act, including all certifications required pursuant to the Sarbanes-Oxley Act.
“Shareholder Approval” means the vote in favor of approving and adopting this Agreement, the Draft Terms and the Transactions by at least two-thirds (2/3) of the votes validly cast at an extraordinary general meeting of the shareholders of Lux Criteo duly convened and held in accordance with the articles of association of Lux Criteo, as amended from time to time, and the Luxembourg Companies Law.
“Surviving Corporation” has the meaning set forth in Section 1.1(a).
“Transactions” has the meaning set forth in the recitals of this Agreement.
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.
“Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Entity, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Entity in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Treasury Shares” has the meaning set forth in Section 2.1(b).
“U.S. Criteo” has the meaning set forth in the recitals of this Agreement.
“U.S. Omnibus Plan” has the meaning set forth in Section 2.3(c).
“VAT” means any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), or any successor or implementation legislation.
Section 9.6    Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” in this Agreement shall not be exclusive (unless the context indicates otherwise). The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits hereto, and not to any particular provision of this Agreement. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.7    Counterparts. This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 9.8    Entire Agreement; No Third-Party Beneficiaries.
(a)    This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b)    This Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.
Section 9.9    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
Section 9.10    Governing Law; Jurisdiction.
(a)     This Agreement and all proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
(b)     Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Delaware Superior Court, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Delaware Superior Court, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Delaware Superior Court, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.10(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.
Section 9.11    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH IN THIS SECTION 9.11.
Section 9.12    Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 9.13    Enforcement; Remedies.
(a)    Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
(b)    The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Article IX, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief. In the event any Party seeks any remedy referred to in this Section 9.13, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CRITEO S.A.

By:/s/ Richard Van t’Hof
Name: Richard Van t’Hof
Title: Authorized Representative

CRITEO HOLDINGS, INC.

By:/s/ Ryan Damon
Name: Ryan Damon
Title: President and Secretary
[Signature Page to Agreement and Plan of Merger]

Exhibit 2.2

COMMON DRAFT TERMS OF CROSS-BORDER MERGER
Criteo Holdings, Inc.
Corporation
c/o National Registered Agents, Inc.
1209 Orange Street, Wilmington
County of New Castle, Delaware 19801
United States of America
Secretary of State of Delaware File No.: 10390346
as
the Acquiring Company
Criteo
Société anonyme
5 Place de la Gare, L-1616 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B
as
the Absorbed Company
DATED 5 AUGUST 2026

The board of directors of:
(1)Criteo Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, having its registered office at c/o National Registered Agents, Inc. 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, United States of America, registered with the Secretary of State of the State of Delaware under file number 10390346 (the Acquiring Company); and
the board of directors of:
(2)Criteo, a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, in the process of registration with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) (the RCS), having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg (such registered office to be transferred to 5 Place de la Gare, L-1616 Luxembourg, Grand Duchy of Luxembourg with effect as of the registration of the Absorbed Company with the RCS) (the Absorbed Company and, together with the Acquiring Company, the Merging Companies and each, a Merging Company);
have jointly drawn up these common draft terms of cross-border merger (these Draft Terms) for the purpose of proposing to their respective shareholders a cross-border merger in accordance with the provisions of Title X, Chapter II, Section 1 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the Luxembourg Companies Law), and the General Corporation Law of the State of Delaware (the DGCL).
1.DESCRIPTION OF THE CONTEMPLATED MERGER
1.1.Background and effects of the contemplated Merger
The board of directors of the Acquiring Company and the board of directors of the Absorbed Company propose to carry out a cross-border merger by absorption within the meaning of article 1020-3 of the Luxembourg Companies Law (the Merger) whereby the Absorbed Company simultaneously with its dissolution without liquidation, transfers to the Acquiring Company (as surviving entity) all its assets and liabilities under a universal title of succession in exchange for the issuance of shares in the Acquiring Company to the shareholders of the Absorbed Company, in accordance with, and pursuant to the provisions of the Luxembourg Companies Law (in particular article 1021-17), these Draft Terms and the agreement and plan of merger dated as of the date hereof and entered into between the Merging Companies (the Merger Agreement) and the DGCL.
In accordance with article 1021-17 (1) 4° of the Luxembourg Companies Law, any shares of the Absorbed Company held in treasury immediately prior to the Effective Time, will be cancelled ipso jure by virtue of, and simultaneously with, the effectiveness of the Merger at the Effective Time, without being exchanged with shares of the Acquiring Company.
The board of directors of each of the Acquiring Company and the Absorbed Company believe that the Merger is in the best interests of the respective company and its shareholder(s) because it would position the Acquiring Company (as surviving entity) for broader inclusion in major U.S. stock indices and would thus enable broader access to the vast pool of passive capital that tracks such indexes.
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2.INFORMATION TO BE PROVIDED PURSUANT TO ARTICLE 1021-1 (2) OF THE LUXEMBOURG COMPANIES LAW AND OTHER MERGER TERMS
2.1.Form, corporate name and registered office of the Merging Companies
2.1.1.The Acquiring Company
Criteo Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, having its registered office at c/o National Registered Agents, Inc. 1209 Orange Street, Wilmington, DE, United States of America, registered with the Secretary of State of the State of Delaware under file number 10390346.
The Absorbed Company is the sole stockholder of the Acquiring Company.
The Acquiring Company has registered a French branch office with the Paris Trade and Companies Register with number 994 414 126, and registered address at 32, rue Blanche, 75009 Paris, France.
The Acquiring Company's financial year begins on 1 January of each year and ends on 31 December of each year.
On the date of these Draft Terms, the share capital of the Acquiring Company is one United States Dollars (USD 1.00) and is divided into one hundred (100) shares of common stock, with a par value of one hundredth of one United States Dollar (USD 0.01) each, fully paid up (collectively, the Initial Shares of the Acquiring Company). The Initial Shares of the Acquiring Company will be cancelled with effect as of the Effective Time in accordance with the provisions of the Merger Agreement and the law of the State of Delaware.
2.1.2.The Absorbed Company
Criteo, a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg (such registered office to be transferred to 5 Place de la Gare, L-1616 Luxembourg, Grand Duchy of Luxembourg with effect as of the registration of the Absorbed Company with the RCS).
The Absorbed Company is the parent company of a global technology group specialized in digital advertising, particularly in performance marketing and personalized retargeting.
The Absorbed Company has a French branch office currently in the process of being registered with the Paris Trade and Companies Register, and address at 32, rue Blanche, 75009 Paris, France.
The Absorbed Company's financial year begins on 1 January of each year and ends on 31 December of each year.
On the date of these Draft Terms, the issued share capital of the Absorbed Company is one million, two hundred thirty thousand, seven hundred twenty-two point three seven five Euros (EUR 1,230,722.375) represented by forty-nine million, two hundred twenty-eight thousand, eight hundred ninety-five (49,228,895) ordinary shares in registered form, with a nominal value of twenty-five thousandths Euro cents (EUR 0.025) each, fully paid up and, whereof a portion of those shares are held in treasury by the Absorbed Company (and any such amount of shares held in treasury immediately prior to the Effective Time being referred to hereinafter as the Treasury Shares and the difference between the aggregate amount of issued shares in the
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share capital of the Absorbed Company immediately prior to the Effective Time and the Treasury Shares, is being referred to hereinafter as the Outstanding Shares). The shares of the Absorbed Company are registered pursuant to the Securities Exchange Act of 1934 and are listed for trading on the Nasdaq stock exchange (NASDAQ) under the ticker symbol "CRTO".
In addition to its shares, the Absorbed Company has other issued and outstanding equity-linked instruments, including:
-non-employee warrants (bons de souscription d’actions);
-time-based restricted stock units (RSUs); and
-performance-based restricted stock units (PSUs);
(collectively, the Equity Instruments, and the respective plans or agreements (as applicable) governing such Equity Instruments, the Equity Plans).
2.1.3.The Acquiring Company pursuant to the Merger
Upon the Effective Time, the Acquiring Company will continue to exist under the name “Criteo Holdings, Inc.” a corporation organized and existing under the laws of the State of Delaware, having its registered office at c/o National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, United States of America, registered with the Secretary of State of the State of Delaware under file number 10390346.
The Acquiring Company will seek to list its shares on NYSE with effect as of, or shortly after, the Effective Time (and, for the avoidance of doubt, the shares of the Absorbed Company listed on NASDAQ as of the date of these Draft Terms will be simultaneously delisted from NASDAQ).
2.2.Share exchange ratio
For the purpose of determining the share exchange ratio of the Merger, the board of directors of the Acquiring Company and the board of directors of the Absorbed Company noted (a) the fair market value of the Outstanding Shares as determined pursuant to the closing price of the Outstanding Shares on the NASDAQ on 30 June 2026 (being USD 18.28) (the Closing Price; the aggregate Closing Price of all Outstanding Shares (being the aggregate fair market value of the equity of the Absorbed Company) is hereby referred to as the Contribution Value)) and (b) the fair market value of the shares of the Acquiring Company (i.e., negative USD 21,648), calculated by reference to the accounting net asset value, as the most appropriate method for evaluating the assets and liabilities of the Acquiring Company as recorded in the interim accounts of the Acquiring Company as at 30 June 2026.
Having made reasonable inquiries, the board of directors of the Acquiring Company and the board of directors of the Absorbed Company are not aware of any indications related to limitations in the free float, other trading restrictions or lack of liquidity of the Outstanding Shares that might indicate that the abovementioned Closing Price does not reflect the fair market value of the equity of the Absorbed Company at such date.
The board of directors of the Acquiring Company and the board of directors of the Absorbed Company propose an exchange ratio for the Merger of one (1) share of common stock of the Acquiring Company in exchange for one (1) Outstanding Share in the share capital of the Absorbed Company (the Exchange Ratio), meaning that the shareholders holding Outstanding Shares of the Absorbed Company will receive shares in the share capital of the Acquiring Company on a one (1) for one (1) basis. For the avoidance of doubt, no fractional shares in the
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share capital of the Acquiring Company will be issued in connection with the Merger and no additional compensation (in any form) will be granted to the shareholders of the Absorbed Company. Hence, the shareholders of the Absorbed Company will receive shares in the Acquiring Company in exactly the same number of shares and the same proportion as their ownership of Outstanding Shares in the Absorbed Company (i.e., the Merger will not have any dilutive effect on the shareholders of the Absorbed Company).
The Exchange Ratio has been considered appropriate by the board of directors of the Acquiring Company and the board of directors of the Absorbed Company based on the fact that the Absorbed Company currently owns 100% of the share capital in the Acquiring Company, and the Initial Shares of the Acquiring Company will be cancelled as set out in Section 2.1.2 hereof.
Based on the Exchange Ratio, it is proposed that the Acquiring Company shall, in exchange for the transfer of all the assets and liabilities of the Absorbed Company pursuant to the Merger, amend its certificate of incorporation (as so amended, the Certificate of Incorporation) and allocate the Contribution Value as follows: each Outstanding Share immediately prior to the Effective Time will automatically be cancelled and the Acquiring Company will issue as consideration therefor new duly authorized, validly issued, fully paid and non-assessable shares in the Acquiring Company to the shareholders of the Absorbed Company, calculated by application of the Exchange Ratio.
The Exchange Ratio so established by the board of directors of the Acquiring Company and the board of directors of the Absorbed Company has been submitted for examination to Makery S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 7, Rue Robert Stümper, L-2557 Luxembourg and registered with the R.C.S. Luxembourg under number B298863, acting as an independent expert (réviseur d’entreprises) appointed by the Absorbed Company pursuant to article 1021-6 of the Luxembourg Companies Law (the Independent Expert).
The Acquiring Company having the Absorbed Company as its sole shareholder, is exempt from the application of article 1021-6 of the Luxembourg Companies law pursuant to article 1021-6 (5) of the Luxembourg Companies Law and will not appoint an independent expert in respect of the Merger.
2.3.Terms for the delivery of the shares in the Acquiring Company
By virtue of the Merger, the Acquiring Company shall increase its share capital through the issuance of new shares in the share capital of the Acquiring Company by application of the Exchange Ratio set out in Section 2.2 hereof.
The exchange of the Outstanding Shares into shares of the Acquiring Company will occur automatically at the Effective Time, whereupon record ownership of shares of the Acquiring Company into which the Outstanding Shares were exchanged in accordance with this Section 2.3 shall be kept in uncertificated, book entry form by the Acquiring Company’s transfer agent.
2.4.Date as from which the newly issued shares will carry the right to share in the profits and any special condition regarding such right
The newly issued shares in the share capital of the Acquiring Company will entitle the holders thereof to participate in the profits of the Acquiring Company as from the Effective Time and, from that date onwards, such holders acquire all rights attached to these shares, including the right to dividends, or any other distribution, to be distributed out of the profit of the current accounting period and/or out of the accumulated reserves and carried forward profits or otherwise.
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2.5.Date as from which the operations of the Absorbed Company will be treated, for accounting purposes, as being carried out on behalf of the Acquiring Company
For accounting purposes, the operations of the Absorbed Company will be treated as being carried out on behalf of the Acquiring Company as from 00:00:00 on 1 January 2027 Central European Time (CET).
2.6.Rights guaranteed by the Acquiring Company to shareholders having special rights and to holders of securities other than shares (or the measures it intends to take in their regard)
2.6.1.Shareholders
(a)No shareholder has special rights against the Absorbed Company.
(b)No special right or privilege will be granted to the shareholders of the Absorbed Company pursuant to or in connection with the Merger.
2.6.2.Holders of Equity Instruments
(a)The rights attached to the non-employee warrants (bons de souscription d’actions), as well as the terms and conditions for the subscription of shares upon exercise of such warrants, will remain unchanged upon effectiveness of the Merger and the protection of the holders of the stock subscription warrants issued prior to the Effective Time will be maintained in accordance with the terms and conditions set forth in the relevant warrant agreements, and applicable Law - it being understood that all rights and obligations of the Absorbed Company under the warrant agreements shall be automatically transferred at the Effective Time to, and shall be assumed by, the Acquiring Company by operation of law and the warrants of the Absorbed Company will become warrants of the Acquiring Company. Upon exercise of such warrants of the Acquiring Company after the Effective Time, the Acquiring Company will have the authority to issue and deliver shares in the share capital of the Acquiring Company under the same terms and conditions as those set forth in the relevant warrant agreements; for the purposes of these Draft Terms, (i) the term Law means any federal, state, local or foreign law (including common law), statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law and (ii) the term Governmental Entity means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.
(b)The rights attached to the RSUs and PSUs will remain unchanged upon the Effective Time, it being noted that all rights and obligations of the Absorbed Company under the relevant Equity Plans shall be automatically transferred at the Effective Time to, and shall be assumed by, the Acquiring Company by operation of law and as a result thereof, the RSUs and PSUs of the Absorbed Company will become RSUs and PSUs of the Acquiring Company. After the Effective Time, the Acquiring Company will deliver existing shares or issue new shares in the share capital of the Acquiring Company under the same terms and conditions as those set forth in the relevant Equity Plans.
(a)No stock-options will be outstanding on the Effective Time, and the Absorbed Company does not intend to grant any prior to that date.
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2.6.3.None of the Merging Companies have issued securities conferring voting rights other than shares.
2.7.Special advantages granted to the Independent Expert, to the members of the administrative, executive, supervisory or monitoring bodies of the Merging Companies
Edmond Mosrobian, Nathalie Balla and Rachel Picard, members of the board of directors of the Absorbed Company (collectively, the Warrant Holders and each individually, a Warrant Holder), have been granted warrants by the Absorbed Company (the Warrants) in accordance with the terms and conditions set out in a French law-governed warrant agreements entered into between the Absorbed Company and each Warrant Holder respectively (the Warrant Agreements). Under each Warrant Agreement, in the event inter alia of an execution of a merger agreement by way of absorption of the Absorbed Company by another company (the Merger Operation), the Warrants shall be accelerated in a way that the Warrant Holder can exercise a number of ordinary shares corresponding to 100% of the Warrants not exercisable at the date of completion of the Merger Operation. Unless otherwise decided by the board of directors of the Absorbed Company, unexercised Warrants will be deemed null and void at the latest immediately prior to the completion of the Merger Operation (the Warrant Exercise Obligation). The board of directors of the Absorbed Company at the meeting held on 29 July 2026 resolved – in the context of the Merger - to waive the Warrant Exercise Obligation in respect of each of the Warrant Holders, which shall continue to hold their respective Warrants in accordance with the terms and conditions of the Warrant Agreements upon effectiveness of the Merger.
The closing of the Merger is included as one of several performance milestones for our Chief Executive Officer and Chief Legal and Transformation Officer with respect to each of their annual bonus opportunities under Lux Criteo’s Executive Bonus Plan for fiscal year 2026. Specifically, the closing comprises up to 6% of our Chief Executive Officer’s maximum annual bonus opportunity (i.e., up to $90,000) and up to 10% of our Chief Legal and Transformation Officer’s maximum annual bonus opportunity (i.e., up to $68,600).
Other than the foregoing, no special advantages will be granted to the Independent Expert or to the members of the management, executive, supervisory or monitoring bodies of the Merging Companies in connection with, or as a result of, the Merger.
The Absorbed Company shall pay fees in the amount of eighty thousand euros (EUR 80,000) (excluding VAT) to the Independent Expert.
3.EFFECTIVE TIME
3.1.Pursuant to article 1021-16 (1) of the Luxembourg Company Law and subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the Conditions (as defined below) in accordance with Section 6 hereof, the Merger will become effective between the Merging Companies in accordance with the Merger Agreement, the Certificate of Merger (as defined below) and the applicable laws of the State of Delaware (the time and date on which the Merger takes effect are referred to herein as the Effective Time and Closing Date, respectively).
3.2.In accordance with the terms of the Merger Agreement, the Merging Companies shall cause a certificate of merger or a certificate of ownership and merger with respect to the Merger, as applicable (the Certificate of Merger), to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL.
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4.FRENCH TAX MATTERS
4.1.The Merger, being an operation whereby the Absorbed Company, on being dissolved without going into liquidation, transfers all its assets and liabilities to the Acquiring Company in exchange for the issue to its shareholders of securities representing the capital of the Acquiring Company, will qualify as a merger in accordance with the provisions of Article 210-0 A of the French Code général des impôts (the French Tax Code).
Corporate income tax
4.2.Prior to the date hereof, the Acquiring Company has established a branch in France and shall maintain until the Effective Time such branch to which the assets and liabilities which the Absorbed Company holds through its own French branch shall be allocated for income tax purposes as a result of the Merger, and each of the Acquiring Company and the Absorbed Company shall cooperate to that effect. The Acquiring Company represents that its French branch is subject to corporate income tax in France since the date of its establishment, being November 20, 2025; the Absorbed Company represents that its French branch is subject to corporate tax in France since the date of its establishment, being July 29, 2026.
4.3.From a French tax standpoint, the Merging Companies agree to carry out the Merger, which involves two entities having French branches subject to French corporate income tax, for French tax purposes, under the preferential tax regime set out in Articles 210 A et seq. of the French Tax Code. To this end, the Acquiring Company and the Absorbed Company will take the commitments required under Articles 210 A et seq. of the French Tax Code, and include such commitments herein and in the Merger Agreement.
4.4.In this respect, the Acquiring Company, acting through its French branch, hereby undertakes, to the extent applicable, to fulfil all conditions provided by Articles 210 A and 210 C, 2 of the French Tax Code, including:
4.4.1.record for French tax purposes, as from the Effective Date, in the balance sheet of the French branch, all the assets and liabilities received in the Merger and which the Absorbed Company previously held through its French branch, along with all the off-balance undertakings of the Absorbed Company’s French branch that will be transferred to the Acquiring company;
4.4.2.record as liabilities in the balance of the French branch:
(i)the provisions or reserves recorded by the Absorbed Company’s French branch and subject to deferred taxation and which do not become irrelevant by virtue of the Merger, and
(ii)as may be applicable, the special reserve in which the Absorbed Company (as regards its French branch) recorded the long-term capital gains previously subject to the reduced rate of 10%, 15%, 18%, 19% or 25%, as well as the reserve in which the provisions for price fluctuations were recorded in application of the sixth paragraph of point 5° of paragraph 1 of Article 39 of the French Tax Code;
4.4.3.substitute itself for the Absorbed Company’s French branch with respect to the recapture of any income relating to the transferred assets the taxation of which has been deferred at the level of the Absorbed Company’s French branch;
4.4.4.compute the capital gains realized by the French branch after completion of the Merger upon the transfer of the non-depreciable fixed assets which are contributed to it in the
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Merger by reference to the fiscal value which they had in the balance sheet of the Absorbed Company’s French branch;
4.4.5.add back to the taxable income of the French branch the capital gains generated by the contribution of depreciable assets by the Absorbed Company’s French branch, under the conditions set forth in Article 210 A, 3, d of the French Tax Code, including (x) the recapture of capital gains ratably over a period of fifteen years for buildings and rights relating to buildings, as well as for plantations and land improvements depreciable over a period at least equal to this duration; in other cases, and (y) the recapture of other capital gains ratably over a period of five years. When the total of the net capital gains on buildings, plantations and land improvements exceeds 90 percent of the overall net capital gain on depreciable items, the recapture of the capital gains relating to buildings, plantations and land improvements is carried out ratably over a period equal to the weighted average depreciation period of these assets. This undertaking includes the obligation to tax immediately, if and when one of the transferred depreciable assets is disposed of, the portion of the capital gains related to this asset which may not yet have been recaptured at the date of said disposal. In return, subsequent depreciation and capital gains relating to depreciable items are calculated on the basis of the value attributed to them at the time of the contribution;
4.4.6.either record in the balance sheet of its French branch items other than fixed assets at the value they had, for tax purposes, in the accounts of the Absorbed Company’s French branch or, failing that, include in its taxable income for the financial year of the Merger the profit corresponding to the difference between the new value of these items and the value they had, for tax purposes, in the books of the Absorbed Company’s French branch.
4.5.The Acquiring Company (acting through its French branch) undertakes, to the extent applicable, (i) to file within forty-five days as from the publication of the Merger, a statement of discontinuance of business in accordance with Article 201 of the French Tax Code, (ii) to file within sixty days of the same date a tax return pursuant to Article 201,3 of the French Tax Code, together with a statement of the tax values of the contributed assets benefiting from a tax deferral, provided by Article 54 septies I of the French Tax Code and Article 38 quindecies of Appendix III to the French Tax Code, drawn up according to the model provided by the French tax authorities, and (iii) more generally to comply with all filing formalities, including those of Article 54 septies I of the French Tax Code (as regards the “Etat de suivi des plus-values”) and relating to the items listed in Article 38 quindecies of Appendix III to the French Tax Code, and of Article 54 septies II of the French Tax Code regarding the maintaining of a specific registry pertaining to capital gains on non-depreciable assets benefitting from a rollover regime. Further, pursuant to Article 210-0 A, IV of the French Tax Code and in compliance with the provisions of Article 46 quater-0 ZS ter of Appendix III to the French Tax Code, the specific return required to assess the reasons and consequences of the Merger will have to be filed by the Parties within the same timeframe as the tax return mentioned above.
French tax consolidated group
4.6.The Parties represent that the Absorbed Company’s French branch is the parent entity of a French tax consolidation group and that the Acquiring Company’s French branch is included in such French tax consolidation since January 1, 2026. Consequently, pursuant to Article 223 S of the French Tax Code, the Merger will not trigger the termination of the existing French tax consolidation group. Such French tax consolidation group, currently headed by the Absorbed Company (through its French branch), will remain in place, with the Acquiring Company becoming the head of such group, through its French branch.
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Registration duties
4.7.The parties declare that the Merger will be subject to the favorable regime provided by Articles 816 of the French Tax Code and 301-B of Appendix II to the French Tax Code. As a result, the contribution resulting from the Merger will be registered within the month of its date of completion without any registration fee in accordance with Article 816 of the French Tax Code.
Value added tax (VAT)
4.8.The Merging Companies represent that the Merger entails the contribution of a totality of assets (universalité de biens) between persons subject to VAT as defined by Article 257 bis of the French Tax Code. As a result, for VAT purposes, the Acquiring Company, through its French branch, will be treated as continuing the person of the Absorbed Company’s French branch and will replace the Absorbed Company’s French branch in all its rights and obligations. Therefore, pursuant to Article 257 bis of the French Tax Code, the Merger will not be a taxable event for VAT purposes.
4.9.The Absorbed Company’s French branch will transfer to the Acquiring Company’s French branch any VAT credit available at the Effective Time.
4.10.The Acquiring Company’s French branch will, as the case may be, carry out the VAT deduction right adjustments provided under Articles 206 and 207 of Appendix II to the French Tax Code that would have been made by the Absorbed Company’s French branch had it continued its operation of the assets and liabilities transferred.
4.11.Pursuant to Article 287-5. c) of the French Tax Code, the Acquiring Company’s French branch will include the total amount (net of tax) of the contribution under the Merger on the line “Other non-taxable transactions” of its next VAT return following the Effective Time.
Other Taxes
4.12.With respect to all other taxes, imposts, duties or other charges of any nature whatsoever, the Acquiring Company’s French branch will succeed to the rights and obligations of the Absorbed Company’s French branch. In particular, the Acquiring Company’s French branch undertakes to replace the Absorbed Company’s French branch in its entirety with respect to (i) the payment of any such taxes or charges, and (ii) the filing of any tax returns relating to the computation and the payment of any taxes, for which the Absorbed Company’s French branch remains liable on or prior to the Effective Time.
4.13.The Acquiring Company’s French branch will benefit or will assume any tax undertakings that may have been previously entered into by the Absorbed Company’s French branch in connection with previous transactions that benefited from a favorable tax regime, including without limitation in respect of registration fees, corporate income tax and/or VAT. More generally and as from the Effective Date, the Acquiring Company’s French branch undertakes to procure that it shall assume and shall substitute itself for the Absorbed Company’s French branch for the performance of all the tax undertakings and tax obligations related to the assets and liabilities transferred in the Merger.
5.EFFECTS OF THE MERGER ON EMPLOYMENT
5.1.Absorbed Company
As of the date hereof, the Absorbed Company has 3 employees based in Luxembourg employed in accordance with the applicable Luxembourg laws (the Luxembourg Employees).
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The Absorbed Company has not instituted a staff delegation and/or other employee representative body or trade union delegation representing the Luxembourg Employees of the Absorbed Company.
At the Effective Time of the Merger, the employment contracts of the Luxembourg Employees will have been terminated in accordance with their terms. The Absorbed Company will not have any Luxembourg Employees at the Effective Time of the Merger.
Regarding the preservation of the rights of relevant holders under the Equity Plans, please refer to Section 2.6.2 hereof.
5.2.French branch of the Absorbed Company
As of the date hereof, the French branch of the Absorbed Company has 16 employees based in France and employed under the applicable French laws (the French Employees).
As of the date hereof, a Social and Economic Committee (comité social et économique) (the CSE) has been elected at the level of the economic and social unit (unité économique et sociale) to which the French branch of the Absorbed Company belongs. The CSE has been duly informed and consulted in accordance with articles L. 2312-8 et seq. of the French Labor Code with respect to the Merger and its consequences for the French Employees prior to the Effective Time.
5.3.Acquiring Company
As of the date hereof, the Acquiring Company has no employees and will not have any employees at the Effective Time. Upon completion of the Merger and with effect as of the Effective Time, all rights and obligations resulting from the existing employment contracts between the Absorbed Company and each of the French Employees will be automatically transferred to the Acquiring Company by operation of law pursuant to article L. 1224-1 of the French Labor Code.
5.4.French branch of the Acquiring Company
It is the intention of the Acquiring Company that the employment relationships with the French Employees be continued through the French branch of the Acquiring Company, such that the French Employees shall perform their duties under their respective employment contracts at the French branch of the Acquiring Company as their place of employment, on the same terms and conditions as were applicable immediately prior to the Effective Time.
It is also the intention of the Acquiring Company that the French branch of the Acquiring Company will join the economic and social unit (unité économique et sociale) to which the French branch of the Absorbed Company belongs prior to the Effective Time, such that the French Employees shall retain their individual and collective rights, as well as the benefit of collective bargaining agreements and company-level agreements in force on the Effective Time.
6.CONDITIONS PRECEDENT
6.1.The obligations of the Merging Companies to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the respective boards of directors of each Merging Company or their duly appointed representative(s) as of 12:00:00 p.m., Luxembourg time, on 31 December 2026, unless another date or time is agreed to by the respective board of directors of each Merging Company or its duly appointed representative(s) (the time and date on which the Conditions are satisfied or waived are referred to herein as the
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Condition Completion Time and Condition Completion Date, respectively), each of the following conditions (collectively, the Conditions), provided that the satisfaction or waiver of the Conditions shall be confirmed by or on behalf of the board of directors of the Absorbed Company or its duly appointed representative(s) or the directeur général (chief executive officer) of the Absorbed Company at or after the Condition Completion Time (and in any event no later than at the Effective Time), and such confirmation shall be further recorded in an acknowledgment (constat) deed enacted by a Luxembourg notary on the Condition Completion Date (and in any event no later than on the Closing Date) (the Constat Deed):
(i)(x) these Draft Terms, the Merger Agreement and the transactions contemplated hereby and thereby, including the Merger (the Transactions), shall have been approved by a vote of at least two-thirds (2/3) of the votes validly cast at an extraordinary meeting of the shareholders of the Absorbed Company duly convened and held in accordance with the articles of association of the Absorbed Company, as amended from time to time, and the Luxembourg Company Law, and (y) the Absorbed Company in its capacity as the sole stockholder of the Acquiring Company shall have approved and adopted these Draft Terms, the Merger Agreement and the Transactions;
(ii)The Registration Statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the SEC) in connection with the offer and issuance of the common stock of the Acquiring Company to be issued pursuant to the Merger shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and remain in effect at the Conditions Completion Time and no proceeding to that effect shall have been commenced or threatened that has not been withdrawn at the Conditions Completion Time;
(iii)At the Conditions Completion Time, no Adverse Laws or Order shall have occurred or be in effect, and neither of the Merging Companies shall be subject to any decree, order or injunction that prohibits the consummation of the Transactions; for the purposes of these Draft Terms, the term Adverse Laws or Order means (i) any statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions, or (ii) there shall be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Transactions;
(iv)The common stock of the Acquiring Company to be issued in the Merger shall have been approved for listing on a nationally recognized U.S. securities exchange mutually selected by the Merging Companies for the listing, subject to any applicable official notice of issuance;
(v)Other than the filing of the Certificate of Merger and the enactment of the Constat Deed, all material consents and authorizations of, filings or registrations with, and notices to, any Governmental Entity required for the effectiveness of the Merger have been obtained or made; and
(vi)At the Conditions Completion Time, the Merger Agreement shall be in full force and effect.
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7.ADDITIONAL PROVISIONS
(a)The costs of the Merger will be incurred by the Merging Company incurring such costs.
(b)The Acquiring Company will carry out all required and necessary formalities in order to carry out the Merger as well as the transfer of all assets and liabilities of the Absorbed Company to the Acquiring Company.
(c)The shareholders of the Merging Companies will be entitled to inspect the following documents at least one (1) month before the date of the extraordinary general meeting of the shareholders of the Absorbed Company resolving on the Merger:
(i)these Draft Terms;
(ii)the annual accounts and, if applicable, annual reports of the Absorbed Company drawn up under French GAAP for the last three (3) financial years;
(iii)the annual accounts and, if applicable, annual reports of the Acquiring Company drawn up under U.S. GAAP for the financial year ended 31 December 2025;
(iv)the interim financial statements of the Absorbed Company drawn up under French GAAP as at 30 June 2026, with explanatory note(s) in respect of any reconciliation of such interim financial statements under French GAAP and Luxembourg GAAP;
(v)the interim financial statements of the Acquiring Company drawn up under U.S. GAAP as at 30 June 2026;
(vi)the written reports by the board of directors of the Acquiring Company and the board of directors of the Absorbed Company referred to, and prepared in accordance with, article 1021-5 of the Luxembourg Companies Law; and
(vii)the report by the Independent Expert referred to, and prepared in accordance with, article 1021-6 of the Luxembourg Companies Law.
(d)A copy of the above-mentioned documents will be granted free of charge upon request by a shareholder.
(e)Full powers are granted to the members of the board of directors of the Merging Companies and to any lawyer or employee of Loyens & Loeff Luxembourg SARL and Skadden, Arps, Slate, Meagher & Flom LLP each acting individually and severally, with full power of substitution, to carry out all filings, notifications and publications as necessary or desirable for these Draft Terms and the Merger.
(f)These Draft Terms may be signed in separate counterparts which shall together form one and the same Draft Terms.
(g)These Draft Terms have been drawn up on 5 August 2026 in English and are followed by a French language version. In case of discrepancies between the English and the French versions, the English version shall prevail.
(h)The terms of the Merger Agreement are consistent with these Draft Terms. For Luxembourg law purposes, in the event of any discrepancy between these Draft Terms and the Merger Agreement, these Draft Terms shall prevail.
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(i)These Draft Terms are governed by Luxembourg law.
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SIGNATURE PAGE OF THE COMMON DRAFT TERMS OF CROSS-BORDER MERGER

For and on behalf of Criteo S.A.

/s/ Richard Van t’Hof
By: Richard Van t’Hof
Title: Authorised representative

For and on behalf of Criteo Holdings Inc.

/s/ Ryan Damon
By: Ryan Damon
Title: President and Secretary
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